

Mail Stop 3268

June 26, 2009

<u>Via Facsimile at (650) 938-5200 and U.S. Mail</u>

Gordon K. Davidson, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

Re: Data Domain, Inc.
Schedule 14D-9 filed June 15, 2009
Schedule 14D-9/A filed June 18, 2009
Schedule 14D-9/A filed June 24, 2009
File No. 5-83699

Dear Mr. Davidson:

We have reviewed the above filings and have the following comments. All defined terms in this letter have the same meaning as in the Schedule 14D-9 filed on June 15, 2009 unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule 14D-9</u>
<u>Item 4 The Solicitation or Recommendation, page 7</u>

1. In rejecting the EMC offer, you list factors the Board considered in reaching this conclusion. None of the factors listed relate to the comparative per share <u>values</u> of EMC and NetApp transactions. As you know, while the two transactions currently purport to provide the same per share value, the EMC offer is all cash, while the EMC

offer is all-cash, while the NetApp merger would provide a mix of cash and stock. Please discuss how the Board considered this difference in the form of consideration in determining to reject the EMC offer. Your revised disclosure should address the protections provided (and any limitations of) the collar afforded in the NetApp merger consideration.

Schedule 14D-9/As

2. Please provide copies of the pleadings in the lawsuits filed against the Company on June 15 and June 22, 2009.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions